New: Ernie Barnes (Previous Exit | High Historical Growth Metrics)

Inbox ×

M

Masterworks <support@masterworks.com>

to me


MASTERWORKS
Ernie Barnes
Similar sales have seen considerable growth over the last 5 years and we recently achieved a 20.3% Total Net Return[1] for a work similar to this one
ERNIE BARNES
70.6%
Growth of Similar Sales ('20-'24)[2]
INVEST NOW

Market Performance Review

Accelerating Momentum

Analysis indicates sustained market activity for similar works from 2010 onwards, with increased transaction frequency and appreciation over the last 5 years.

Growth Rates For Similar Works[2]

Period	Growth Rate	Similar Sales
From 2020-2024	70.6%	12
From 2015-2024	42.9%	13
Since 2010-2024	35.9%	16

Recent Portfolio Activity

Portfolio Update: 20.3% Net Return[1]

Recent portfolio activity includes completion of a Barnes work sale, resulting in 20.3% net return over 76-day holding period.



Initial Offering Size

$477K

Sold For

$600K

Profit From *$10K Investment*

$2,030 (After Fees)

Past performance not indicative of future returns.

Market Context Analysis

Ernie Barnes' Career

Barnes transitioned from professional football to fine art in the 1960s. His paintings feature dynamic representations of Black figures.

Significant market development: 2022 sale of 'The Sugar Shack' at $15.3M established new market parameters and demonstrated increased institutional interest.



INVEST NOW

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks has offered investments in over 400 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Record work (Sugar Shack) and previous exit (Masterworks 332) not included in set of similar sales to the live Offering which comprise paintings by Ernie Barnes with the following criteria: Paintings of single figures playing basketball created before 1990.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.